UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number: 000-52326

HARD CREEK NICKEL CORP
(Translation of registrant's name into English)

1060-1090 West Georgia Street, Vancouver, BC Canada V6E 3V7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

The attached technical report furnished on this report on Form 6-K was filed by Hard Creek Nickel Corporation (the “Registrant”) on February 4, 2008 and is hereby incorporated by reference.

Exhibits

99.1	Turnagain Nickel Project, BC, Technical Report on Preliminary Assessment dated effective September 25, 2007

99.1	Turnagain Nickel Project, BC, Technical Report on Preliminary Assessment dated effective September 25, 2007 (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hard Creek Nickel Corporation
(Registrant)

Date: February 1, 2008	By:	/s/ Mark Jarvis
Mark Jarvis
	Title:	President and CEO